[ING FUNDS LOGO]

May 7, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Mr. Foor:

This letter responds to comments provided to Corey Rose on May 1, 2012, for the registration statement on Form N-14 under the Securities Act of 1933, as amended, filed on April 3, 2012, for ING Investors Trust (“Registrant”). The Form N-14 was filed in connection with a reorganization in which ING Large Cap Growth Portfolio (“Large Cap Growth Portfolio”), a series of the Registrant, will acquire all of the assets of ING American Funds Growth Portfolio (“American Funds Growth Portfolio”), also a series of the Registrant, in exchange for shares of the Large Cap Growth Portfolio and the assumption by the Large Cap Growth Portfolio of the liabilities of the American Funds Growth Portfolio.

Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment: The Staff requested that the Registrant include the file numbers for the documents incorporated by reference.

Response: The Registrant will include the file numbers for all documents incorporated by reference as requested.

2.

Comment:     The Staff requested that the Registrant include a statement in the section entitled “Summary of the Reorganization,” following the bullet point that addresses the gross and net expenses of the portfolios, to disclose that there is no guarantee that the fee waivers described will continue beyond May, 2014.

Response: The Registrant will revise the disclosure to include the additional language as requested.

3.

Comment:     The Staff asked whether or not the adviser or any affiliates will benefit from the reorganization by receiving increased advisory or other fees due to the reorganization. If so, please disclose this prominently.

Response:     The fee rate paid by the Portfolios to the adviser or its affiliates is prominently disclosed as required by Form N-14 and may be found in the section entitled “How does the Management of the Portfolios Compare?”  Any net revenue increase or decrease to the adviser and its affiliates is one of a number of factors considered by the Board of Trustees (the “Board”) and is appropriately incorporated in the discussion of the factors considered by the Board in approving the reorganization which is found in the section entitled “What Factors did the Board Consider?”  We believe this disclosure satisfies the requirements of Form N-14.

4.

Comment:     The Staff requested that the Registrant revise the disclosure in the section entitled “Why is the Reorganization Proposed” of Proposal One to provide a more complete explanation of why the reorganization was proposed including whether the Board or the adviser recommended the reorganization.

Response: The Registrant will revise the disclosure in Proposal One as requested.

5.

Comment:     The Staff requested that the Registrant disclose in the narrative to the section entitled “How do the Annual Portfolio Operating Expenses Compare?” that the information in the table is as of 12/31/2011 and that the pro forma numbers assume the transaction occurred as of that date. In addition, the narrative to the pro forma fees and expenses indicates that the Large Cap Growth Portfolio is being compared with the pro forma information, but the table shows something different.

Response: The Registrant will make the requested change in the comparison of annual portfolio operating expenses.

6.	Comment: The Staff requested that the Registrant expand the narrative disclosure in the section entitled “How do the Principal Investment Strategies Compare.”

Response: The Registrant will revise the narrative disclosure as requested.

7.

Comment:     The Staff requested that the Registrant revise the narrative in the section entitled “How do the Principal Risks of Investing in the Portfolios Compare?” to highlight the fact that Large Cap Growth Portfolio may invest in derivatives while American Funds Growth Portfolio does not.

Response: The Registrant will revise the narrative disclosure as requested.

8.

Comment:     The Staff requested that the Registrant replace the defined term “Administrator” with “ING Funds Services, LLC” in the chart with respect to Large Cap Growth Portfolio found in the section entitled “How does the Management of the Portfolios Compare?”

Response: The Registrant will replace the defined term with “ING Funds Services, LLC” as requested.

9.

Comment:                                           The Staff noted that disclosure with respect to the bearer of transition costs in the section entitled “Expenses of the Reorganization” seemed to conflict with similar disclosure found later in the section entitled “Portfolio Transitioning” in that the former section indicated that ING Investments and/or an affiliate would bear a “portion” of the transition costs while the latter section indicated that ING Investments and/or an affiliate would bear all of the transition costs and the Staff requested clarification.  In addition, the Staff noted that this same disclosure in the section entitled “Expenses of the Reorganization” included the term “transaction costs” along with “transition costs” and requested that if the terms are identical to use one term.

Response: The Registrant has revised the last sentence of the section entitled “Expenses of the Reorganization” to read as follows:

“The expenses of the Reorganization do not include the transition costs described in “Portfolio Transitioning” below, although ING Investments and/or an affiliate will bear the transition costs incurred by American Funds Growth Portfolio as a result of the transaction.”

10.	Comment: The Staff noted that the schedule of investments and the related notes should also identify the securities to be sold.

Response: The Registrant will make the requested change.

11.	Comment: The Staff requested that the transition costs be reflected in the capitalization table, balance sheet, and statement of assets and liabilities.

Response:     The Registrant appreciates the Staff’s comment but believes that as the transition costs are not a fund expense and are being paid by the adviser or its affiliate, and inclusion of these expenses in the capitalization table, balance sheet and statement of assets and liabilities would not be appropriate.

12.

Comment:     The Staff requested that the Registrant explain to the Staff in its response why the transition disclosure states that during the transition period a transition manager will be used to align the acquired portfolio with the acquiring portfolio and then states that the sub-adviser could sell portfolio holdings after the closing.

Response:     Although a transition manager will be used to align the American Funds Growth Portfolio with the Large Cap Growth Portfolio, additional rebalancing may be required after the Closing Date. We do not anticipate a rebalancing will be necessary, but we prefer to disclose to shareholders that it is a possibility.

13.

Comment:     The Staff requested that the Registrant provide an undertaking that the Registrant will provide an opinion of counsel supporting the tax matters discussed in this Registration Statement shortly after the Closing Date.

Response: The Registrant will provide the undertaking.

14.	Comment: The Staff requested that the Registrant provide the Powers of Attorney.

Response: The Registrant will provide the Powers of Attorney in the amended N-14.

15.

Comment:     The Staff requested an explanation as to why footnote 6 to the “Annual Portfolio Operating Expenses” table discusses a distribution fee waiver of only 0.20% while the pro forma expenses reflect a waiver of 0.37%.

Response:     The Class ADV shares of Large Cap Growth Portfolio have an expense limitation of 1.20% as noted in footnote 4. In addition, as noted in footnote 6 to the pro forma expense table, there is an additional 0.13% distribution fee waiver which further lowers expenses to 1.07%.

16.

Comment:     The Staff commented that while footnote 4 to the “Annual Operating Expenses Table” discusses the adviser of Large Cap Growth Portfolio limiting its expenses to 1.20%, perhaps the footnote reference should also be included with the pro forma expenses as well.

Response:     The Registrant appreciates the Staff’s comment but does not believe the footnote reference should be included with the pro forma expenses as the expenses included for Large Cap Growth Portfolio in the “Annual Portfolio Operating Expenses” is derived from the prospectus which is “forward looking” while the pro forma expenses are stated as of a specific point in time.

17.

Comment:     The Staff requested an explanation of the adjustments that increase the distribution fees for Class S and Class S2 shares in the pro forma financial statements and additionally requested an explanation why any would be made since Class S and Class S2 shares are not involved in the reorganization.

Response: The adjustments were made in error and will be revised.

18.	Comment: The Staff requested an explanation of the large adjustment for Class ADV shares’ distribution and service fees in the pro forma financial statements.

Response:     The response here is similar to the response above in comment number 17 in that due to the large increase of pro forma net assets to Large Cap Growth Portfolio, this adjustment is necessary in order to maintain the distribution and shareholder service ratios for Class ADV shares (0.25%) at their current ratios.

19.	Comment: The Staff commented that the total pro forma common stock amount in the “Portfolio of Investments” should be $1,031,270,934.

Response:     American Funds Growth Portfolio had holdings in its master fund totaling $1,944,299,328.  Large Cap Growth Portfolio will not continue to hold these, so the entire amount of these holdings was allocated across all surviving holdings (including short-term investments).  The total amount allocated to common stock was $1,903,018 bringing the pro forma common stock to $2,934,288,761.

20.	Comment: The Staff commented that the total pro forma long term-investments in the “Portfolio of Investments” should be $2,975,570,262.

Response:     The response here is similar to the response above in comment number 19 in that the American Funds Growth Portfolio’s master fund’s holdings were proportionally allocated across the surviving holdings.  Please note that there are no long-term investments in addition to common stock, and therefore these totals are the same, $2,934,288,761.

21.	Comment: The Staff commented that the total pro forma shares and pro forma short-term investments in the “Portfolio of Investments” should be $22,731,000.

Response:     The response here is similar to the response above in comment number 19 in that the American Funds Growth Portfolio’s master fund’s holdings of $41,281,501 was allocated to short-term investments.

22.

Comment:     Note 1 to the notes to the Portfolio of Investments currently states that the Portfolio of Investments reflects management’s expectation that most transition will take place before the merger. However, the Portfolio of Investments makes no adjustment for the transitioning. Please revise.

Response: The Registrant will remove the statement.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

[ING FUNDS LOGO]

May 7, 2012

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP